FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

September 28, 2004
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)
75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X . . . . Form 40-F . . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . . .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . . No . . . .X. . . . .

September 28, 2004

Today, OAO Tatneft issued the following press release:

PRESS RELEASE

     On September 28, 2004, the Board of Directors of OAO Tatneft held its regular meeting, and considered preparations for the Extraordinary General Shareholders' Meeting of OAO Tatneft. The following agenda of the forthcoming General Shareholders' Meeting was approved:

1.	Payment of dividends based on the results of nine months of 2004. Approval of the amount of dividends, the form and date of payment.

     The Extraordinary General Shareholders' Meeting shall be held on November 6, 2004 in the form of an absentee vote.

     The list of persons entitled to participate in the Extraordinary General Shareholders' Meeting of OAO Tatneft shall be compiled on the basis of the data of the Company's shareholders' register as of 8:00 a.m. on October 1, 2004.

     The Board of Directors has proposed to pay dividends on the Company's shares in the amount of:

-	67% of the nominal value on ordinary shares; and
-	100% of the nominal value on preferred shares.

     The dividends shall be paid during the period from November 15, 2004 to March 1, 2005. The dividends shall be paid in cash.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT By: /s/ Victor I. Gorodny Name: Victor I. Gorodny Title: Deputy General Director, Head of the Property Department

Date: September 28, 2004